PROSPER MARKETPLACE, INC.
111 Sutter Street, 22nd Floor
San Francisco, CA  94104
(415) 593-5400

April 30, 2010

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549
Attention:  Christian Windsor

RE:	Prosper Marketplace, Inc. Post Effective Amendment #2 on Form S-1 SEC File 333-147019 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Prosper Marketplace, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Post Effective Amendment #2 on Form S-1 (SEC File No. 333-147019), as amended (the “Post Effective Amendment #2”), so that it may become effective at 4:30 p.m., Eastern time, on April 30, 2010, or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Post Effective Amendment #2 effective, it does not foreclose the Commission from taking any action with respect to the Post Effective Amendment #2;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post Effective Amendment #2 effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Post Effective Amendment #2; and

(iii)
the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post Effective Amendment #2 effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 30, 2010

Please call Keir Gumbs of Covington & Burling LLP, special counsel to the Company, at 202-662-5500 as soon as the Post Effective Amendment #2 has been declared effective.

Very truly yours,

PROSPER MARKETPLACE, INC.

By:           /s/ Sachin Adarkar
Name:      Sachin Adarkar
Its:           General Counsel